UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On November 14, 2005, M-Systems Flash Disk Pioneers Ltd. (the "Company" or "M-Systems") acquired all the outstanding shares of Microelectronica Española S.A.U. ("MEE"), a Spanish corporation, which develops, manufactures and sells smart cards for the mobile and banking markets, for an aggregate net purchase price of $75.0 million.

The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the acquisition of all of the outstanding shares of MEE by  the Company under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2005 gives effect to the acquisition of all outstanding shares of MEE as if it had occurred on such date, and reflects the allocation of the purchase price to the MEE assets acquired based on their estimated fair values at the date of acquisition. The excess of the consideration paid by the Company in the acquisition over the fair value of MEE identifiable assets and liabilities has been recorded as goodwill.

The following unaudited pro forma condensed combined statements of operations combine the historical statements of operations of the Company and MEE. The unaudited pro forma condensed combined income statements for the year ended December 31, 2004 and nine months ended September 30, 2005, give effect to the acquisition as if it had occurred on January 1, 2004 and combine the historical unaudited statements of operations of the Company and MEE for such periods.

The unaudited pro forma condensed combined financial statements are not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. Integration costs are not included in the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of each of the Company and MEE. The pro forma adjustments are based on available financial information and certain estimates and assumptions that the Company believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statements. In addition, the pro forma balance sheet includes allocation of the purchase price based upon preliminary estimates of the fair value of the assets and liabilities acquired. This allocation may be adjusted in the future upon finalization of these preliminary estimates.

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M-Systems Flash Disk Pioneers Ltd.

Unaudited Pro Forma Condensed Combined Statements of Income

For the nine months ended September 30, 2005

(U.S. dollars in thousands, except share and per share data)

	M-Systems	MEE	Adjustments	Note	Pro forma
Revenues and other operating income:
Product sales	$ 313,103	$ 18,139			$ 331,242
Other	21,100	-			21,100

Total revenues and other operating income	334,203	18,139			352,342

Costs and expenses:

Costs of goods sold	251,586	11,057	284	(3a)	262,927
Research and development, net	27,867	1,604			29,471
Selling and marketing	23,426	827	1,014	(3a)	25,267
General and administrative	8,657	1,283			9,940
Equity in losses of an affiliate	1,795	-			1,795

Total costs and expenses	313,331	14,771	1,298		329,400

Operating income	20,872	3,368	(1,298)		22,942
Financial income, net	6,759	1,463	(2,028)	(3b)	6,194
Income before Taxes	27,631	4,831	(3,326)		29,136
Taxes on income	-	(1,265)	455	(3c)	(810)

Net income	$ 27,631	$ 3,566	$ (2,871)		$ 28,326

Basic net earnings per share	$ 0.77				$ 0.79

Diluted net earnings per share	$ 0.69				$ 0.71

Weighted average number of Ordinary Shares used in Computing basic net earnings per share	36,011,603				36,011,603

Weighted average number of Ordinary Shares used in Computing diluted net earnings per share	40,692,177				40,692,177

See Notes to Unaudited Pro forma Condensed Combined Financial Statements

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M-Systems Flash Disk Pioneers Ltd.

Unaudited Pro Forma Condensed Combined Statements of Income

For the year ended December 31, 2004

(U.S. dollars in thousands, except share and per share data)

	M-Systems	MEE	Adjustments	Note	Pro forma
Revenues and other operating income:
Product sales	$ 310,698	$ 32,911			$ 343,609
Other	36,853	-			36,853

Total revenues and other operating income	347,551	32,911			380,462

Costs and expenses:

Costs of goods sold	264,799	20,046	373	(3a)	285,218
Research and development, net	24,834	1,198			26,032
Selling and marketing	31,077	1,966	1,331	(3a)	34,374
General and administrative	6,771	1,395			8,166

Total costs and expenses	327,481	24,605	1,704		353,790

Operating income	20,070	8,306	(1,704)		26,672
Financial income (expenses), net	4,080	(962)	(1,438)	(3b)	1,680
Income before Taxes	24,150	7,344	(3,142)		28,352
Taxes on income	-	(1,322)	596	(3c)	(726)

Net income	$ 24,150	$ 6,022	$ (2,546)		$ 27,626

Basic net earnings per share	$ 0.71				$ 0.81

Diluted net earnings per share	$ 0.66				$ 0.75

Weighted average number of Ordinary Shares used in Computing basic net earnings per share	34,195,642				34,195,642

Weighted average number of Ordinary Shares used in Computing diluted net earnings per share	36,823,118				36,823,118

See Notes to Unaudited Pro forma Condensed Combined Financial Statements

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M-Systems Flash Disk Pioneers Ltd.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2005

(U.S. dollars in thousands)

	M-Systems	MEE	Adjustments	Note	Pro forma
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 89,860	$ 27,120	$ (36,936)	(2a)	$ 80,044
Short-term bank deposits	1,196	-			1,196
Short-term marketable securities	80,863	-			80,863
Short-term available-for-sale marketable securities	36,596	-	(36,596)	(2a)	-
Trade receivables	63,470	8,758			72,228
Related party trade receivables	2,086	-			2,086
Other accounts receivable and prepaid expenses	4,857	1,407			6,264
Inventories	51,426	2,221			53,647

Total current assets	330,354	39,506	(73,532)		296,328

LONG-TERM INVESTMENTS:
Severance pay funds	4,333	-			4,333
Long-term marketable securities	100,627	-			100,627
Investment in a Venture	3,293	-			3,293
Investments in other companies and long-term receivables	11,210	-			11,210

Total long-term investments	119,463	-			119,463

PROPERTY AND EQUIPMENT, NET	24,291	11,220	(7,742)	(2b)	27,769

OTHER INTANGIBLE ASSETS AND AND DEFERRED CHARGES, NET	1,724	-	11,012	(2c)	12,736

GOODWILL	477	-	27,440	(2d)	27,917

Total assets	$ 476,309	$ 50,726	$ (42,822)		$ 484,213

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 61,473	$ 3,381			$ 64,854
Related party trade payables	6,040	-			6,040
Deferred revenues	5,514	-			5,514
Other accounts payable and accrued expenses	24,575	1,612	1,517	(2a)	27,704

Total current liabilities	97,602	4,993	1,517		104,112

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LONG-TERM LIABILITIES:
Convertible senior notes	71,353	-			71,353
Excess of losses over investment in equity method investee	1,793	-			1,793
Accrued severance pay	5,643	-			5,643
Deferred tax liabilities	-	-	3,854	(2e)	3,854
Other long-term liabilities	488	-			488

Total long-term liabilities	79,277	-	3,854		83,131

SHAREHOLDERS' EQUITY:
Ordinary shares	10	576	(576)	(2f)	10
Additional paid-in capital	303,952	115	(115)		303,952
Accumulated other comprehensive loss	(122)	-			(122)
Accumulated deficit	(4,410)	45,042	(47,502)	(2f)	(6,870)

Total shareholders' equity	299,430	45,733	(48,193)		296,970

Total liabilities and shareholders' equity	$ 476,309	$ 50,726	$ (42,822)		$ 484,213

See Notes to Unaudited Pro forma Condensed Combined Financial Statements

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Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1:

The unaudited pro forma condensed combined financial statements reflect the acquisition of all outstanding shares of MEE. The total purchase price consisted of $88.0 million in cash (including a real estate asset in the amount of $18.0 million net of deferred taxes of $3.5 million that was subsequently sold and accordingly the net purchase price paid in cash amounted to $73.5 million). The purchase price also included $1.5 million of transaction costs. The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values at the date the acquisition was completed.

The purchase consideration was estimated as follows:

Cash consideration	$73,532
Estimated transaction expenses	1,517
Total consideration	$75,049

Based upon a preliminary valuation of tangible and intangible assets acquired, M-Systems has allocated the total cost of the acquisition to MEE`s assets as follows:

September 30, 2005 (U.S dollars in thousands)
Cash, cash equivalents, receivables and inventories	$39,506
Net tangible liabilities	(4,993)
Fixed assets, net	3,478
Long term deferred tax	(3,854)
Technology	1,757
Customer relationships	5,272
Trade name	3,983
In process research and development	2,460
Goodwill	27,440
Total consideration	$75,049

The amount of the excess cost attributable to in-process research and development of MEE is estimated to be approximately $2.5 million. This amount was charged as an expense in the consolidated income statements as a separate line item, "In-process research and development write-off", during the fourth quarter of 2005. These expenses have not been included in the pro forma condensed combined consolidated statements of income, as they do not represent a continuing expense.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill arising from acquisitions will not be amortized. In lieu of amortization, M-Systems is required to perform an annual and interim impairment review. If M-Systems determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its income statement. M-Systems will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Note 2: -

The pro forma condensed combined balance sheet includes the adjustments necessary to give effect to the acquisition as if it had occurred on September 30, 2005 and to reflect the allocation of the acquisition cost to the fair value of tangible and intangible assets acquired as noted above, including the elimination of MEE`s equity account.

Adjustments included in the pro forma condensed combined balance sheet are summarized as follows:

(a)    Cash consideration paid for MEE at the amount of $73.5 million and transaction costs, which have not been paid yet at the amount of $1.5 million.

(b)  Subsequent sale of real estate, recorded at cost in the books of MEE, at the amount of $7.7 million.

(c) Valuation of MEE`s intangible assets allocated to trade name, technology, and customer relationship of $11.0 million.

(d) Valuation of MEE`s intangible assets allocated to goodwill of $27.4 million.

(e) Deferred income taxes liabilities of $3.8 million provided in respect of identifiable intangible assets.

(f) Elimination of all components of MEE`s shareholder equity and in process research and development write-off at amount of $2.5 million.

Note 3: -

The pro forma condensed combined statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2004, include the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2005 and 2004 respectively

(a) Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of MEE. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 5-10 years.

(b) Elimination of interest income on M-Systems` cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

(c) Utilization of deferred taxes liability related to amortization of intangible assets acquired.

Note 4: -

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

Years
Customer relationships	5-10
Trade name	10
Technology	5

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